UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HITTITE MICROWAVE CORPORATION

(Name of Subject Company (Issuer))

BBAC CORP.

a direct wholly owned subsidiary of

ANALOG DEVICES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

43365Y104

(CUSIP Number of Class of Securities)

Margaret K. Seif, Esq.

Vice President, General Counsel and Secretary

Analog Devices, Inc.

One Technology Way

Norwood, Massachusetts 02062

(781) 329-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark G. Borden, Esq.

Jay E. Bothwick, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,470,564,631	$318,209

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $78.00 (i.e., the per share tender offer price) by (y) the sum of (a) 31,390,468, the number of shares of common stock (including shares subject to restricted stock awards) issued and outstanding, plus (b) 10,777, the number of shares of common stock issuable pursuant to outstanding stock options, less the aggregate exercise price of such options, plus (c) 275,174, the number of shares of common stock subject to restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of June 19, 2014.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                     Filing Party: N/A

Form or Registration No.: N/A                      Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Analog Devices. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of June 9, 2014 (as it may be amended or supplemented, the “Merger Agreement”), by and among Hittite, Analog Devices and the Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Hittite Microwave Corporation, a Delaware corporation. Its principal executive office is located at 2 Elizabeth Drive, Chelmsford, Massachusetts 01824. Hittite’s telephone number is (978) 250-3343.

(b) This Schedule TO relates to Hittite’s shares of common stock, par value $0.01 per share. According to Hittite, as of the close of business on June 19, 2014, there were (i) 31,390,468 Shares issued and outstanding (including shares subject to restricted stock awards), (ii) no Shares held by Hittite in its treasury, (iii) 10,777 Shares issuable pursuant to outstanding stock options and (iv) 275,174 Shares subject to restricted stock units issued under Hittite’s 2005 Stock Incentive Plan.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing companies of this Schedule TO are (i) Analog Devices Inc., a Massachusetts corporation, and (ii) BBAC Corp., a Delaware corporation and a direct wholly owned subsidiary of Analog Devices. The Purchaser’s principal executive office is located at c/o Analog Devices, Inc., One Technology Way, Norwood, Massachusetts 02062, and its telephone number is (781) 329-4700. The information regarding Analog Devices and the Purchaser set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

(b), (c) The information regarding Analog Devices and the Purchaser set forth in Section 9 (“Certain Information Concerning Analog Devices and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning Hittite”), Section 9 (“Certain Information Concerning Analog Devices and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Hittite”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Hittite”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7 (“NASDAQ Global Select Market Listing; Exchange Act Registration; Margin Regulations”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Hittite”), Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Hittite”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Analog Devices and the Purchaser”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled Section 11 (“Background of the Offer; Past Contacts or Negotiations with Hittite”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Analog Devices, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Hittite or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) The information set forth in Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Hittite”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“NASDAQ Global Select Market Listing; Exchange Act Registration; Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the offer to purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

See Exhibit Index hereto, which is incorporated herein by this reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2014

BBAC CORP.

By:	/s/ Margaret K. Seif
Name: Margaret K. Seif
Title: Secretary

ANALOG DEVICES, INC.

By:	/s/ David A. Zinsner
Name: David A. Zinsner
	Title:	Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 23, 2014.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the Form.*

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on June 23, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Investor presentation published by Analog Devices and Hittite on June 9, 2014, originally filed as Exhibit 99.1 to the initial Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(a)(5)(B)	Press Release issued by Analog Devices and Hittite on June 9, 2014 originally filed as Exhibit 99.1 to the second Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(a)(5)(C)	Transcript of joint investor conference call held by Analog Devices and Hittite on June 9, 2014, originally filed as Exhibit 99.2 to the second Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(a)(5)(D)	Frequently Asked Questions published by Analog Devices on Hittite’s intranet on June 9, 2014, originally filed as Exhibit 99.3 to the second Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(a)(5)(E)	Employee presentation published by Analog Devices and Hittite on June 9, 2014, originally filed as Exhibit 99.4 to the second Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(a)(5)(F)	Press Release issued by Analog Devices on June 23, 2014.*

(b)(1)	Commitment Letter, dated as of June 9, 2014, among Analog Devices, Credit Suisse AG and Credit Suisse Securities (USA) LLC, originally filed as Exhibit 10.1 to the second Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 9, 2014, by and among Analog Devices the Purchaser and Hittite, originally filed as Exhibit 2.1 to the second Current Report on Form 8-K filed by Analog Devices with the Securities and Exchange Commission on June 9, 2014, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of January 10, 2014, between Analog Devices and Hittite.*

(d)(3)	Third Amendment to Employment Agreement, dated as of June 9, 2014, between Hittite and Rick D. Hess.*

(d)(4)	Fourth Amendment to Employment Agreement, dated as of June 9, 2014, between Analog Devices and Rick D. Hess.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.